Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-52269 and 333-44089 on Form S-3 and Registration Statement No. 333-38342 on Form S-8 of Price Communications Corporation of: 1) our report dated March 21, 2003 (March 15, 2005 as to the adjustments that were applied to restate the 2002 share and per share information to give retroactive effect to the 5 percent stock dividend that was paid in May 2004 as if it occurred on January 1, 2002, described in Note 3) relating to the consolidated statements of operations and comprehensive income, changes in stockholders’ equity and of cash flows of Price Communications Corporation as of and for the year ended December 31, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for Intangible Assets to conform to Statement of Financial Accounting Standards No. 142; and an explanatory paragraph relating to certain restatement made to prior years financial statements that were audited by other auditors who have ceased operations and for which we expressed no opinion or other form of assurance other than with respect to disclosure related to such restatement) and 2) our report dated March 1, 2005 relating to the financial statements of Verizon Wireless of the East LP as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, appearing in this Annual Report on Form 10-K of Price Communications Corporation for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
New York, New York
March 15, 2005